UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

May 4, 2022

Commission File Number: 001-40484

Just Eat Takeaway.com N.V.

(Registrant’s name)

Oosterdoksstraat 80

1011 DK Amsterdam

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The following exhibits are furnished herewith:

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release entitled “Reappointment COO withdrawn from AGM agenda”
99.2	Press release entitled “Adriaan Nühn not to serve new term as Chairman of the Supervisory Board of Just Eat Takeaway.com”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GRUBHUB INC.

Date: May 4, 2022	By:	/s/ Brent Wissink
Brent Wissink
Chief Financial Officer